

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2022

Maria Palasis, Ph.D.
President and Chief Executive Officer
Lyra Therapeutics, Inc.
480 Arsenal Way
Watertown, MA 02472

>   **Re: Lyra Therapeutics, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed May 11, 2022**
>   **File No. 333-264864**

Dear Dr. Palasis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences

cc: Wesley C. Holmes